Exhibit 16.1

September 30, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated September 30, 2025 of Kodiak Robotics Inc. and are in agreement with the statements contained in the second sentence in the first paragraph and the second and third paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP